Proxy Results

A special meeting of Shareholders of the Fund was held on March 28, 2013 to consider approving Irwin G. Barnet, Andrew S. Clare, Daniel A. Hanwacker, Jon C. Hunt, Vernon C. Kozlen, Jay C. Nadel, William R. Sweet and James R. Wolford (collectively, the “Candidates”) as members of the Board of Trustees.

The following table illustrates the specifics of the vote with respect to the election of the Candidates:

	For	Against	Abstain
Shares	944,604.997	–	24,601.600